Exhibit 99.1

SOPHiA GENETICS Enters New Collaboration with Memorial Sloan Kettering Cancer Center and AstraZeneca to Address Global Inequalities in Comprehensive Cancer Care

The three companies will collaborate to improve global access to advanced cancer testing and data, broadening access to cutting edge science

BOSTON and ROLLE, Switzerland, October 18, 2023– SOPHiA GENETICS (Nasdaq: SOPH), a category- defining software company and a global leader in data-driven medicine today announced a collaboration with Memorial Sloan Ke-ering Cancer Center (MSK), a top cancer treatment and research institution, and AstraZeneca (LSE/STO/Nasdaq: AZN) to bring high quality, comprehensive cancer testing to a global scale. With this collaboration, the three leading organizations will further their shared goal to advance health equity on a global scale by providing inclusive access to comprehensive cancer testing worldwide.

Cancer is the second leading cause of death worldwide. In 2020, 10 million deaths were attributed to cancer, 70 percent of which occurred in low-and-middle-income countries.1 While there are multifaceted reasons for this disparity, a top contributor is the lack of adequate testing, which can lead to prevention, early detection, and advanced treatment. Through the newly announced partnership, SOPHiA GENETICS, MSK, and AstraZeneca will create a decentralized global network for cancer testing, including underserved regions where access to testing remains scarce.

The partnership will provide MSK’s proprietary liquid biopsy and solid tumor cancer tests – MSK- ACCESS® and MSK-IMPACT® – to organizations via the decentralized, technology agnostic SOPHiA DDM™ Platform. This oﬀering will be rapidly deployed by SOPHiA GENETICS with support from AstraZeneca’s global footprint. Through SOPHiA GENETICS’ cloud-based platform, which provides highly accurate and reliable data and insights, institutions around the world – and in traditionally under-resourced and under-served areas – will have the power to make data-driven decisions.

“The power of a decentralized network like the SOPHiA DDM™ Platform is that diverse data inputs are continuously added to the network to fuel and teach our artificial intelligence algorithms, helping to produce stronger data outputs each time,” said Jurgi Camblong, PhD., CEO and Co-founder, SOPHiA GENETICS. “The diverse data that will be unlocked through the partnership between SOPHiA GENETICS, AstraZeneca, and MSK will undoubtedly contribute to the collective intelligence needed on a global scale to revolutionize the future of cancer research and treatment.”

“MSK is excited to collaborate with SOPHiA GENETICS and AstraZeneca to bring our advanced genomic testing to new populations,” said Anaeze Oﬀodile II, MD, MPH, Chief Strategy Oﬀicer, MSK. “We believe that this collaboration will enable patients from around the world to better understand the genomic profile of their cancer. Expanding this to a global population generates a more diverse data set to help develop treatments that could benefit diﬀerent and often underserved populations.”

1 h#ps://www.cancer.org/about-us/our-global-health-work/global-cancer- burden.html#:~:text=Cancer%20is%20the%20second%20leading,%2Dmiddle%2Dincome%20countries1.

This collaboration aims to generate an unparalleled and comprehensive dataset sourced from diverse populations to provide invaluable insights and knowledge that could shape the future of global healthcare.

“While cancer continues to be a leading cause of death worldwide, we know that a key barrier for cancer patients and their physicians is a lack of access to high quality comprehensive genomic testing. Broad access to quality testing can vastly improve cancer diagnosis and physicians’ treatment decisions,” said Kristina Rodnikova, Head of Global Oncology Diagnostics, AstraZeneca. “We believe that our collaboration with MSK and SOPHiA GENETICS will provide physicians and patients with the reliable data that they need to better diagnose their disease.”

The first iterations of this program are expected to be available for healthcare institutions before the end of 2023.

For more information on SOPHiA GENETICS, visit SOPHiAGENETICS.COM, or connect on X (formerly known as Twitter), LinkedIn, Facebook, and Instagram.

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About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on X (formerly known as Twitter), LinkedIn, Facebook, and Instagram. Where others see data, we see answers.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures unless specified otherwise. The information in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenetics.com to obtain the appropriate product information for your country of residence.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products, and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward- looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

About Memorial Sloan Kettering Cancer Center

The people of Memorial Sloan Kettering Cancer Center (MSK) are united by a singular mission: ending cancer for life. Our specialized care teams provide personalized, compassionate, expert care to patients of all ages. Informed by basic research done at our Sloan Kettering Institute, scientists across MSK collaborate to conduct innovative translational and clinical research that is driving a revolution in our understanding of cancer as a disease and improving the ability to prevent, diagnose, and treat it. MSK is dedicated to training the next generation of scientists and clinicians, who go on to pursue our mission at MSK and around the globe. One of the world’s most respected comprehensive centers devoted exclusively to cancer, we have been recognized as one of the top two cancer hospitals in the country by U.S. News & World Report for more than 30 years. www.mskcc.org

Memorial Sloan Kettering (MSK) has institutional financial interests related to SOPHiA GENETICS.

Media Contact:

Kelly Katapodis

media@sophiagenetics.com